Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

September 13, 2012

Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistance Director; Ryan Houseal, Attorney-Advisor
Division of Corporation Finance
Washington, D.C. 20549

RE:         Cimarron Software, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2012
File No. 333-181388

Dear Ms. Jacobs and Mr. Houseal,

In response to your letter dated August 31, 2012, we respectfully submit the following responses:

General

1.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:  We have updated our financial statements and related disclosures as instructed.

2.
As a related matter, please update other parts of your registration statement as appropriate, such as your selling shareholder information and certain relationships disclosure. We refer by way example, without limitation, to Items 507 and 404(a) of Regulation S-K. As such, you should be sure that the information included in your filing is provided as of the most recent practicable date as required.

RESPONSE:  We have updated other parts of our registration statement as instructed.

We thank you for your patience.  If you have any questions or concerns, please feel free to contact our counsel, Vincent & Rees, via telephone at (801) 303-5730.  Thank you for your assistance and review.

Sincerely,

/s/ David Fuhrman
David Fuhrman
Chief Executive Officer